

Mail Stop 3561

August 13, 2008

Mr. Michael Forster
Chief Executive Officer
Power-Save Energy Co
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

      Re: Power-Save Energy Co
             Amendment No. 1 to Form 10-KSB for Fiscal Year
             Ended December 31, 2007
             Filed August 5, 2008
             File No. 0-30215

Dear Mr. Forster:

      We reviewed your filing and response letter dated August 5, 2008 to our comment letter dated July 21, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Regarding the disclosures required by Item 307 of Regulation S-B, if you include a definition of disclosure controls and procedures in the conclusion of your chief executive and chief financial officer regarding the effectiveness of your disclosure controls and procedures please include the entire definition in Exchange Act Rule 13a-15(e). Otherwise, simply disclose that your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) were effective or ineffective as of the end of year based on the evaluation required by paragraph (b) of Exchange Act Rule 13a-15. Please revise as appropriate.

Please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting in management's report on internal control over financial reporting. Refer to Item 308(T)(a)(2) of Regulation S-B.

Please revise your disclosure regarding changes in internal control over financial reporting in management's report on internal control over financial reporting to state that there were no changes as opposed to significant changes. Otherwise, disclose any change in internal control over financial reporting during the fourth fiscal quarter that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-B.

The report must be signed on your behalf by your principal executive officer, principal financial officer, and principal accounting officer and by at least the majority of the board of directors. Refer to Exchange Act Rule 12b-15 and general instruction C(2) of Form 10-KSB. Please amend the filing to conform to the signature requirements of Form 10-KSB.

As previously requested, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief